                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               Weeks Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   94856P10-2
                                 (CUSIP Number)

                         William J. Henrich, Jr., Esq.,
                    Dilworth, Paxson, Kalish & Kauffman LLP
                  3200 Mellon Bank Center, 1735 Market Street
                           Philadelphia, PA 19103-7595
                                 (215) 575-7080
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 17, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement|_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 94856P10-2

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Annenberg Foundation
     I.R.S. Identification #23-6257083

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) | |
                                                                (b) | |

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     00
     The shares were purchased from funds of The Annenberg Foundation

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      | |

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Organized in the Commonwealth of Pennsylvania as a nonprofit stock corporation

                         7.   SOLE VOTING POWER
     NUMBER OF
       SHARES                 636,000 Shares
     BENEFICIALLY
      OWNED BY           8.   SHARED VOTING POWER
        EACH
     REPORTING                     0
       PERSON
        WITH             9.   SOLE DISPOSITIVE POWER

                              636,000 Shares

                         10.  SHARED DISPOSITIVE POWER

                                   0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           636,000 Shares held in the name of The Annenberg Foundation

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 | |

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.60%
14.  TYPE OF REPORTING PERSON*

     CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 94856P10-2

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Walter H. Annenberg; Social Security ####-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) | |
                                                                (b) |X|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     00
     The shares were purchased from funds of The Annenberg Foundation

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      | |

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

                         7.   SOLE VOTING POWER
     NUMBER OF
       SHARES                 636,000 Shares
     BENEFICIALLY
      OWNED BY           8.   SHARED VOTING POWER
        EACH
     REPORTING                     0
       PERSON
        WITH             9.   SOLE DISPOSITIVE POWER

                              636,000 Shares

                         10.  SHARED DISPOSITIVE POWER

                                   0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           636,000 Shares held in the name of The Annenberg Foundation

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 | |

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.60%
14.  TYPE OF REPORTING PERSON*

      IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                AMENDMENT NO. 3

                                       TO

                           STATEMENT ON SCHEDULE 13D



Item 1.  Security and Issuer

        This Amendment No. 3 to Statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Weeks Corporation, a Georgia corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4497 Park Drive, Norcross, Georgia 30093.


Item 2.  Identity and Background

     1. Set forth below is certain information concerning Walter H. Annenberg, a reporting person filing this Statement ("Annenberg").

          (a)  Name:  Walter H. Annenberg

          (b)  Business Address:
               St. Davids Center, Suite A-200
               150 Radnor-Chester Road
               St. Davids, PA 19087

          (c) Principal Occupation: Private foundation executive, private investor and trustee

     (d), (e) Legal Proceedings: During the last five years, Annenberg (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship: Annenberg is a citizen of the United States of America.

     2. Set forth below is certain information concerning The Annenberg Foundation, an additional reporting person filing this Statement (the "Foundation").

          (a)  Name/Place of Organization:  The Annenberg
               Foundation, a Pennsylvania nonprofit stock corporation.

          (b)  Business Address:

               St. Davids Center, Suite A-200
               150 Radnor-Chester Road
               St. Davids, PA 19087

          (c)  Not applicable.

     (d), (e) Legal Proceedings: During the last five years, the Foundation (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Not applicable.

     The Foundation is a Pennsylvania nonprofit stock corporation whose sole stockholder and sole Director is Annenberg. The business and affairs of the Foundation are managed by or under the direction of its Board of Directors. Annenberg is also sole Director, Chairman and President of the Foundation. As a result, for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and this Statement, Annenberg may be deemed to be the beneficial owner of the 636,000 shares of Common Stock of the Issuer held by the Foundation.

Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended in its entirety to read as follows:

     (a) As of the close of business on June 17, 1997, The Annenberg Foundation ceased to be a beneficial owner of five percent or more of the Common Stock of the Issuer and accordingly will not be filing additional
Schedule 13D Amendments with respect thereto. As of June 25, 1997, The Annenberg Foundation owned a total of 636,000 shares of Common Stock. Such shares constitute approximately 3.60% of the 17,682,288 shares of Common Stock of the Issuer outstanding as of June 11, 1997 as advised by the Issuer.

     (b) In his capacities as Chairman, President, sole Director and sole stockholder of the Foundation, Annenberg has sole power to vote or to direct the vote of, and to dispose of or to direct the disposition of, all 636,000 shares of Common Stock reported in this Statement as held by the Foundation.

     (c) The following table sets forth all transactions in the Common Stock that were effected during the past sixty days by the Reporting Persons in each case by The Annenberg Foundation:

        Sale                    No. of               Price
        Date                    Shares             Per Share
       6/16/97                  46,500              $31.50
       6/17/97                  83,000              $31.43
       6/18/97                  40,500              $31.39
       6/19/97                  20,000              $31.24
       6/23/97                 114,000              $31.45

     (d) The Foundation has the sole right to receive and the sole power, acting through Annenberg, to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer reported herein as held by the Foundation.

     (e)  Not applicable.

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: June 27, 1997
                                   Walter H. Annenberg,
                                   individually and as Chairman,
                                   President and sole Director of
                                   The Annenberg Foundation